November 27, 2017

via EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

AD Office 11-Telecommunications

Mail Stop 3720

Washington, D.C. 20549

Re:	AudioCodes Ltd.
Form 20-F for Fiscal Year Ended December 31, 2016
Filed March, 20, 2017
File No. 000-30070

Dear Mr. Spirgel:

We have set forth below the response of AudioCodes Ltd. (the “Company”) to the comments contained in your letter to Mr. Shabtai Adlersberg, Chief Executive Officer and President of the Company, dated November 13, 2017, with respect to the Company’s Annual Report on Form 20-F (the “2016 20-F”) for the fiscal year ended December 31, 2016. For your convenience, we have repeated the Staff’s comments below in italics before each of our responses.

Item 5. Operating And Financial Review And Prospects

Results of Operations, page 47

1.	Please include greater detail with respect to the underlying reasons for significant trends or uncertainties in sales and revenues that are reasonably likely to have a material effect on your revenues and profitability. For example, please expand your discussion under “Results of Operations” to discuss how the trends you discuss under “Overview” on page 46 and “Trend Information” on page 54 actually affected your revenues and results of operations. As another example, discuss the underlying business reasons or trends for the increase in the percentage of revenues from services and decrease in the percentage of revenues from products. Please refer to Item 5(D) of Form 20-F.

Response:

In response to the Staff’s comments, in our next Annual Report on Form 20-F, we will revise our disclosure with respect to the underlying reasons for significant trends or uncertainties in sales and revenues that are reasonably likely to have a material effect on our revenues and profitability. The proposed revised disclosure for the relevant income statement items for 2016 is as follows, which would be updated with respect to factors relevant in 2017 in our next Annual Report on Form 20-F:

Revenues. Revenues increased 4.2% to $145.6 million in the year ended December 31, 2016 from $139.8 million in the year ended December 31, 2015.

Larry Spirgel
Securities and Exchange Commission

November 27, 2017

Our revenues from products in the year ended December 31, 2016 were $102.3 million, or approximately 70% of total revenues, compared to $102.0 million, or 73% of total revenues, in the year ended December 31, 2015. The slight increase of 0.3% in revenues from products is a result of an increase in the sales of our UC-SIP networking products, which was offset by a decrease in the sales of our media gateway and technology products. The increase in sales of our UC-SIP networking products was due to the increased demand for UC systems and IP PBXs by enterprises and the increased migration by service providers from traditional TDM networks to pure IP networks. This migration positively affected the demand for our SBC products, but negatively affected the demand for our media gateway products. As a result, revenues from sales of products in the year ended December 31, 2016 remained about the same as in the year ended December 31, 2015.

Our revenues from services in the year ended December 31, 2016 increased by 14.6% to $43.3 million, or approximately 29.7% of total revenues, from $37.8 million, or 27% of total revenues, in the year ended December 31, 2015. The increase in revenues from services was primarily driven by the growth in sales of technical support services, which relate to sales of products in the year ended December 31, 2016 and prior years and by growth in the sale of professional services. We have expanded our direct support programs and have launched advanced support programs that enable us to sell more support services per product. Product support services attributable to sales of products in prior years resulted from renewal of support agreements and from support services for a larger amount of products being supported. The growth in sales of professional services is attributable to a broader portfolio of professional services offered by us and an increase in demand for such services.

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payables to NATI. Gross profit increased to $88.3 million in the year ended December 31, 2016 from $82.8 million in the year ended December 31, 2015. Gross profit as a percentage of revenues was 60.7% in the year ended December 31, 2016, compared to 59.2% in the year ended December 31, 2015. The increase in the gross profit as a percentage of revenues was attributable to increase in our revenues from services, which have a significantly higher average gross margin and a more favorable mix in the sale of our products. In addition, our gross profit percentage benefited from our fixed overhead costs being spread over increased revenues. In the year ended December 31, 2016, expenses included in cost of revenues related to stock-based compensation were $118,000, compared to $101,000 in the year ended December 31, 2015.

Cost of revenues related to products slightly decreased to $46.9 million in the year ended December 31, 2016, from $47.2 million in the year ended December 31, 2015.

Cost of revenues related to services in the year ended December 31, 2016 increased by 5.7% to $10.3 million, from $9.7 million in the year ended December 31, 2015. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers, as well as with enterprise customers. In the year ended December 31, 2016, the gross margin from sales of services increased to 76%, from 74% in the year ended December 31, 2015. The increase in our gross margin percentage was primarily attributable spreading our fixed overhead costs over the increased revenues from the sale of services.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from NATI. Research and development expenses increased by 4.1% in the year ended December 31, 2016 to $29.1 million, from $28.0 million in the year ended December 31, 2015. These expenses were 20.0% of revenues in each of the years ended December 31, 2016 and 2015. Research and development expenses increased primarily as a result of adding personnel in connection with our continued development of new UC-SIP products as part of our new research and development center. In the year ended December 31, 2016, expenses included in research and development expenses related to stock-based compensation were $459,000, compared to $429,000 in the year ended December 31, 2015. Grants recognized from NATI were $7.3 million in the year ended December 31, 2016, compared to $5.4 million in the year ended December 31, 2015.

Larry Spirgel
Securities and Exchange Commission

November 27, 2017

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs of selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 4.0% in the year ended December 31, 2016 to $45.1 million, from $43.4 million in the year ended December 31, 2015. These expenses were 31.0% of revenues in each of the years ended December 31, 2016 and 2015. The increase on an absolute basis is primarily due to an increase in the number of employees and related expenses associated with the additional employees. We added employees in an effort to increase our market share in the areas in which we sell our products and services. This increase was in line with the increase in our revenues. Expenses included in selling and marketing expenses related to stock-based compensation were $1.1 million in each of the years ended December 31, 2016 and 2015.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses decreased by 27.1% to $6.4 million in the year ended December 31, 2016, from $8.7 million in the year ended December 31, 2015. As a percentage of total revenues, general and administrative expenses decreased to 4.4% in the year ended December 31, 2016 from 6.2% in the year ended December 31, 2015. The decrease in general and administrative expenses was primarily due to income recorded as a result of the revaluation of a liability related to potential earn-out payments. In the year ended December 31, 2016, expenses included in general and administrative expenses related to stock-based compensation were $736,000, compared to $782,000 in the year ended December 31, 2015.

Item 6. Directors, Senior Management and Employees

Share Ownership, page 64

2.             Please fill in the blank spaces in the share ownership table on page 64 to reflect the share ownership of Mr. Hevdeli and Mr. Weissman.

Response:

Due to an oversight, asterisks (*) indicating ownership of less than one percent were not included next to the names of Mr. Hevdeli and Mr. Weissman. In our next Annual Report on Form 20-F, we will include the relevant information for all persons in the share ownership table. The proposed revised disclosure for the share ownership table for 2016 is as follows, which would be updated in our next Annual Report on Form 20-F:

Larry Spirgel
Securities and Exchange Commission

November 27, 2017

E.	SHARE OWNERSHIP

The following table sets forth the share ownership of our directors and officers as of March 19, 2017 and the outstanding number of options held by them that vest within 60 days of March 19, 2017.

	Total Shares	Percentage of
	Beneficially	Ordinary	Number of
Name	Owned	Shares	Options

Shabtai Adlersberg	4,829,117	15.2%	521,423
Stanley B. Stern	*		*
Niran Baruch	*		*
Lior Aldema	*		*
Yair Hevdeli	*		*
Eyal Frishberg	*		*
Yehuda Herscovici	*		*
Nimrod Borovsky	*		*
Tal Dor	*		*
Ofer Nimtsovich	*		*
Shaul Weissman	*		*
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Zehava Simon	*		*

*	Less than one percent.

If you have any questions, please feel free to contact me at 011-972-3-976-4026 or Neil Gold of Norton Rose Fulbright US LLP at (212) 318-3022. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Niran Baruch

Niran Baruch

Chief Financial Officer

cc:	Kathleen Krebs, Securities and Exchange Commission

Clare DeLabar, Securities and Exchange Commission
Terry French, Securities and Exchange Commission
Joshua Shainess, Securities and Exchange Commission
Itamar Rosen, Adv., AudioCodes Ltd.
Neil Gold, Esq., Norton Rose Fulbright US LLP